UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549


                  AMENDMENT NO. 1 (FINAL AMENDMENT)
                                 to
                    ISSUER TENDER OFFER STATEMENT

                (Pursuant to Section 13(e)(1) of the
                  Securities Exchange Act of 1934)

                CORTLAND FIRST FINANCIAL CORPORATION
                          (Name of Issuer)

                CORTLAND FIRST FINANCIAL CORPORATION
                (Name of Person(s) Filing Statement)

              Common Stock, par value $1.6667 per share
                   (Title of Class of Securities)

                              220613103
                (CUSIP number of class of securities)

                           David R. Alvord
                President and Chief Executive Officer
                Cortland First Financial Corporation
                           65 Main Street
                      Cortland, New York  13045
                            607-758-1201

            (Name, address and telephone number of person
          authorized to receive notices and communications
            on behalf of the person(s) filing statement)

                            May 28, 1997
                 (Date tender offer first published,
                 sent or given to security holders)


Calculation of Filing Fee

     Transaction valuation*        Amount of filing fee
          $3,600,000                    $720

* Calculated solely for purposes of determining the filing fee, assuming the purchase of 150,000 shares at $24.00, net in cash per share.

____ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:       N/A       Filing Party:  N/A

Form or Registration No.:     N/A       Date Filed:    N/A


INTRODUCTION

     This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") relating to the Tender Offer by Cortland First Financial Corporation (the "Company"), to purchase up to 150,000 Shares of its common stock, par value $1.6667 per share (the "Shares"), at prices, net to the seller in cash, not greater than $24.00 per share nor less than $21.00 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 28, 1997 and related documents filed as Exhibits (a)(1) through
(a)(6) to the Statement.


ITEM 8.   ADDITIONAL INFORMATION

Item 8(e) is hereby supplemented and amended as follows:

     The Tender Offer expired at 5:00 p.m., Eastern Time, on Wednesday, July 2, 1997. As of such expiration, a total of 38,243 Shares had been validly tendered and not withdrawn. Of such Shares, a total of 30,538 Shares were validly tendered and not withdrawn at a purchase price of $22.50 per share or lower. The Company has elected to purchase all such 30,538 Shares at the single purchase price of $22.50 per share. The Company has elected not to purchase the 7,705 Shares that were tendered at a purchase price higher than $22.50 per share. The depositary for the Tender Offer will issue payment promptly for the Shares that have been purchased. Shares tendered at a price higher than $22.50 per share will be promptly returned to the tendering shareholders pursuant to the terms of the Tender Offer.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated July 11, 1997   CORTLAND FIRST FINANCIAL CORPORATION


                         By:  /s/ David R. Alvord
                              David R. Alvord, President and
                              Chief Executive Officer